Indosat Finance to Solicit Consents from the Holders of the  US$300 million 7.75% Guaranteed Notes Due 2010

FOR IMMEDIATE RELEASE

JAKARTA, January 11, 2006 – Indosat Finance Company B.V. ( “Indosat Finance”), a wholly owned subsidiary of PT Indosat Tbk (“Indosat”), today released the attached press release pertaining to the commencement of a consent solicitation from the holders of its US$300 million 7.75% Guaranteed Notes Due 2010(the “Notes”). The Notes were issued by Indosat Finance on November 5, 2003 and are guaranteed by Indosat and Indosat International Finance Company B.V.

“The primary purpose of the consent solicitation is to modify certain covenants of the Notes which were issued on November 5, 2003 to make them consistent with the covenants of the US$250 million notes Guaranteed Notes Due 2012, which were issued on June 15, 2005,” stated Hasnul Suhaimi, President Director of Indosat.

Indosat Finance is a special purpose finance subsidiary of the Indosat. Indosat is a leading telecommunications and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For Further Information Please Contact:

Corporate Secretary

Phone : +62 21 3869614

Fax : +62 21 3804045

Email : investor@indosat.com

http://www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Indosat Finance Company B.V., a Subsidiary of PT Indosat Tbk, Commences Consent Solicitation Related to its 7.75% Guaranteed Notes due 2010

FOR IMMEDIATE RELEASE

JAKARTA, Indonesia, January 11, 2006 (BUSINESS WIRE) – Indosat Finance Company B.V. ( “Indosat Finance”), a wholly owned subsidiary of PT Indosat Tbk (“Indosat”), today announced that it has commenced a consent solicitation relating to its US$300,000,000 7.75% Guaranteed Notes Due 2010, CUSIP No. 45579MAA5,  ISIN Nos. US45579MAA53 and USN44507AA44 (the “Notes”).

The primary purpose of the consent solicitation is to modify certain covenants under the indenture pursuant to which the Notes were issued (the “Indenture”) to make them consistent with the terms of the indenture dated June 22, 2005 (the “2012 Indenture”) among Indosat International Finance Company B.V. (“Indosat International”), Indosat and The Bank of New York, as trustee, under which US$250,000,000 7.125% Guaranteed Notes Due 2012 (the “2012 Notes”) were issued by Indosat International (the “Proposed Amendments”). Indosat Finance is seeking to conform the terms of the Indenture to the terms of the 2012 Indenture to achieve increased management and administrative efficiencies and to modify certain covenants contained in the Indenture.

In addition, pursuant to the 2012 Indenture, Indosat must seek the release of Indosat International, a wholly owned subsidiary of Indosat, as a guarantor of the Notes (the “Proposed Release”). Indosat will remain a guarantor under the Indenture.

The consent solicitation with respect to the Notes expires at 5:00 P.M., New York City time, on January 24, 2006, unless extended by Indosat Finance (the “Expiration Date”), and is being made upon the terms and is subject to the conditions set forth in the Consent Solicitation Statement dated January 11, 2006 (the “Statement”).

The Proposed Amendments will require the receipt of consents from the holders of a majority in aggregate principal amount of Notes and the Proposed Release will require the receipt of consents from all holders of the Notes. The adoption of the Proposed Amendments is not conditional upon the success of the Proposed Release and Indosat Finance may elect, during the consent solicitation process and after receipt of consents from the holders of a majority in aggregate principal amount of Notes, to give effect to the Proposed Amendments prior to receiving the requisite consents in connection with the Proposed Release. In such event, if the Proposed Amendments become effective, then all the Notes will be subject to the Proposed Amendments.

Indosat Finance is offering to pay a consent fee of US$3.00 per US$1,000 principal amount of Notes to holders of the Notes that consent to the Proposed Amendments upon the receipt of the requisite consents.

Deutsche Bank AG, London Branch and Goldman Sachs (Singapore) Pte. are acting as the solicitation agents for the consent solicitation. Questions regarding the consent solicitation and the procedures for consenting should be directed to the solicitation agents at the following numbers:

Deutsche Bank AG, London Branch

Toll-free within the United States: +1 (866) 627 0391

Collect: +1 (212) 250-2955

London: +44 20 7545 8011

Goldman Sachs (Singapore) Pte.

Toll-free within the United States: +1 (800) 828-3182

Collect: +1 (212) 357-8664

Hong Kong: +852 2978-0672

D.F. King & Co., Inc. is the information agent for the consent solicitation. Requests for documentation should be directed to D.F. King & Co., Inc. at: +1 (212) 269-5550 (banks and brokers) or +1 (800) 290-6427 (toll-free within the United States).

Indosat Finance is a special purpose finance subsidiary of Indosat. Indosat is a leading telecommunications and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

This release and the Statement will not be distributed into Italy. This release is not a solicitation of consent with respect to any securities. The distribution of the Statement in certain jurisdictions may be restricted by law and persons into whose possession the Statement comes are requested to inform themselves about, and to observe, any such restrictions.

Forward-looking Information

The information contained in this press release that addresses future results or expectations is considered “forward-looking” information within the definition of the U.S. federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,”“project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,”“contemplate” and “possible.” The forward-looking information is premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.

The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties. These risks and uncertainties include such factors as: the availability of funds, either through cash on hand or our revolving credit facility, to repay any amounts due should the maturity of any notes become accelerated; potential further downgrades in the credit ratings of the Government of Indonesia; our ability to respond quickly to trends in the telecommunications industry; the competitive environment within the telecommunications industry; effective expense control; geo-political risks and changes in interest rates. For additional information regarding these and other risk factors, please refer to Indosat’s Form 20-F for the fiscal year ended December 31,  2004 filed with the SEC, which may be accessed via EDGAR through the Internet at  www.sec.gov. Management undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons are advised, however, to consult any further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

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